VIA EDGAR
December 18, 2018
Effie Simpson
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Genesee & Wyoming Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-31456

Dear Ms. Simpson:
This letter is in response to your correspondence dated November 14, 2018, but received on December 4, 2018, concerning the filings listed above for Genesee & Wyoming Inc. (the “Company” or “G&W”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we set forth your comments below in bold and our responses thereto.

Form 10-Q for the Period Ended September 30, 2018
Note 1. Principles of Consolidation and Basis of Presentation, page 9

1.
We note your disclosure in Note 1 that during the three months ended March 31, 2018, you determined that there was an error in the December 1, 2016 calculation of the noncontrolling interest for MIRA’s 48.9% equity interest, which resulted in the following adjustment within the total equity section of the Company’s consolidated balance sheet: a decrease in noncontrolling interest of $71.9 million, an increase in additional paid-in capital of $57.9 million and a decrease in AOCL of $14.0 million. This revision has been reflected in the Company’s consolidated balance sheet as of December 31, 2017 as well as the December 31, 2016 equity balances as disclosed in the Company’s consolidated statements of changes in equity. We also note your disclosure that you do not consider this revision material to any previously issued consolidated financial statements. In light of the fact that the amount of the error was material to the balance of non-controlling interest and AOCL, please tell us why you believe your conclusion in your Form 10-K for the year ended December 31, 2017 that DCP and ICFR were effective, was an appropriate conclusion. Also, please tell us how you considered this error in your DCP conclusion in your Form 10-Q for the quarter ended March 31, 2018, the quarter in which the error was identified. If there have been any changes to internal controls as a result of this error identification, please advise.
On December 1, 2016, a subsidiary of the Company completed the acquisition of Glencore Rail (NSW) Pty Limited (“GRail”) and concurrently issued a 48.9% stake in G&W Australia Holdings LP (“GWAHLP”) (collectively, the “Australia Partnership”), which is the holding entity for all of the Company’s Australian businesses, including GRail, to a consortium of funds and clients managed by Macquarie Infrastructure and Real Assets (“MIRA”), a large infrastructure investment firm. The Company, through wholly-owned subsidiaries, also made incremental investments and retained a 51.1% ownership interest in GWAHLP. The investments made by both the Company and MIRA consisted of equity and debt financing of GWAHLP in similar proportions. As MIRA’s investments were made at the contemporaneous fair value of GWAHLP as of December 1, 2016, accounting for MIRA’s noncontrolling interest in the Company’s consolidated financial statements required adjustments to reflect a proportional interest in the net book value of GWAHLP.
In accounting for the acquisition, the Company made an error in calculating MIRA’s proportional interest in the net book value of GWAHLP. This error was carried forward in the Company’s previously issued financial statements from December 31, 2016 through December 31, 2017, resulting in an overstatement in the noncontrolling interest balance representing MIRA’s 48.9% interest in GWAHLP. This error was discovered by the Company during the three months ended March 31, 2018, which resulted in the following adjustment within the total equity section of the Company’s consolidated balance sheet: a decrease in noncontrolling interest of $71.9 million, an increase in additional paid-in capital of $57.9 million and a decrease in accumulated other comprehensive loss of $14.0 million. While the Company acknowledges that the financial statement adjustment is numerically significant to the balances of noncontrolling interest and accumulated other comprehensive loss, the Company considered both quantitative and qualitative information as noted in SAB Topic 1.M and codified in ASC 250-10-S99-1 and determined that the misstatement was not material to the any of Company’s financial statements issued between December 31, 2016 and December 31, 2017.
Contemporaneously, the Company also performed an analysis to determine the impact on management’s assessment of the effectiveness of its disclosure controls and procedures (“DCP”) and internal control over financial reporting (“ICFR”) for all periods affected, including consideration of how the deficiency was identified, the nature and cause of the deficiency, the impact to the financial statements and remediation steps.
The Company’s DCP and ICFR related to acquisitions and investments include at least two levels of review, in which management evaluates the acquisition accounting at the transaction level and the impact on the Company’s financial statements and footnotes. The Company has made several previous acquisitions and investments and the related controls were designed and have operated effectively. However, prior to MIRA’s investment, the Company’s acquisitions and investments have not involved a significant noncontrolling interest balance. As such, while the Company has designed controls to detect material errors to the financial statements, the Company concluded it had failed to design a control that reconciled the noncontrolling interest balance to the minority shareholders’ proportional interest in the underlying book value of the equity of the affected businesses, in this case MIRA’s 48.9% interest in the book value of GWAHLP. Management designed and implemented this control as of March 31, 2018 and continues to execute this reconciliation.

The Company assessed the severity of the pre-existing design deficiency on the Company’s overall DCP and ICFR based on the following material weakness indicators outlined in PCAOB AS 2201.69:

•	Identification of fraud, whether or not material, on the part of senior management.

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement.

•
Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting.

•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.
The Company determined that none of the indicators were applicable based on the following:

•	There was no indication of fraud on the part of senior management.

•
While the Company determined that it was appropriate to revise the consolidated balance sheet as of December 31, 2017 as well as the December 31, 2016 equity balances, the Company has not restated previously issued financial statements to reflect the identified misstatement.

•
The Company identified the error in its calculation of MIRA’s proportional interest in the net book value of GWAHLP. The maximum misstatement was limited to the total noncontrolling interest balance of approximately $250 million (on a revised basis and as adjusted for any changes in the underlying currency) compared to total equity of more than $3.1 billion. The volume of significant transactions exposed to the deficiency is limited to the single noncontrolling interest - MIRA’s 48.9% of GWAHLP. Since the Company appropriately concluded that it had maintained a controlling interest in GWAHLP before and after MIRA’s investment, all transactions with the noncontrolling interest would be equity transactions and, therefore, total equity could not be misstated.

•
The financial statement line items exposed to the deficiency do not affect incentive compensation, and the Company does not believe that these line items are used by the users of its financial statements to make investment decisions.

•
As previously noted, while the Company has designed controls to detect material errors to the financial statements including reviews of significant transactions by the Audit Committee of the Company’s Board of Directors, the Company concluded it had failed to design a control that reconciled the noncontrolling interest balance to the minority shareholders’ proportional interest in the underlying book value of the equity of the affected businesses, in this case MIRA’s 48.9% interest in the book value of GWAHLP. This does not indicate ineffective oversight by the Company’s Audit Committee.

Based on the Company’s analysis performed, which considered quantitative and qualitative materiality factors and the above considerations, the Company’s management concluded that they did not believe that a prudent person would conclude that they were not maintaining sufficient internal controls to have reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).
In weighing all of the factors explained above, management continues to believe that the Company’s DCP and ICFR were effective as of December 31, 2017. In addition, no remediation other than the aforementioned noncontrolling interest reconciliation was determined to be necessary as of March 31, 2018, and management does not believe that the addition of the reconciliation control materially affected or is reasonably likely to materially affect the Company’s ICFR. Management also concluded that its DCP were effective in the Company’s Form 10-Q for the three months ended March 31, 2018. The conclusion with respect to the error and related control deficiency were discussed with the Company’s Audit Committee of its Board of Directors prior to filing the Company’s March 31, 2018 Form 10‑Q.
Note 4. Revenue, page 13

2.
We note that you record revenue for interline traffic on a net basis and that when the company is the invoicing railroad, it is exposed to customer credit risk for the total amount invoiced and is required to pay the other railroads participating in the route even if the company is not paid by the customer. Please tell us if your interline arrangements are considered a separate performance obligation. Also, if the interline arrangements in which you are the invoicing railroad are material, in light of the aforementioned considerations, please provide us with more information on the nature of these interline arrangements, including your analysis regarding how you determined you were an agent in these transactions. Refer to ASC 606-10-55-36 through 39.

Interline traffic arrangements with customers involve the transfer of loaded cars along the respective railroads of the Company and at least one other railroad as a participating carrier in the freight movement. The route is selected by the freight customer and documented in a bill of lading provided by the customer prior to the commencement of the shipment. Each shipment over a specified railroad, including any segment performed by a railroad owned or controlled by the Company or by another participating carrier, is separately identifiable in the bill of lading. In interline traffic arrangements, although the customer has the option to (and sometimes does) contract with each of the carriers along the route and receive multiple invoices, it is more typical that one carrier acts as the administrator/invoicing carrier for all participating carriers in the route and bears the credit risk for the overall arrangement. Each railroad is required under the American Association of Railroads Code of Car Service and Car Hire Rules (“AAR Rules”) to participate in these combined contracting and invoicing arrangements. However, invoicing on another railroad’s behalf is the maximum extent of the invoicing carrier’s involvement for segments of the route that do not occur on railroads owned or controlled by the invoicing carrier. Each carrier controls its own operations on its own rail network, so each participating carrier exclusively controls the operations of its shipping segments.

When the Company is the invoicing carrier, it executes the contract with the customer based on (1) a negotiated price contained in a transportation services agreement or (2) a publicly disclosed tariff rate. The Company does not have control over shipping segments of participating carriers not owned or controlled by the Company, but rather acts as the agent in procuring price quotes from these participating carriers to assemble the combined interline rate. The customer sends the Company the bill of lading, which identifies the route over which the shipment is required to be transported. Each railroad performs its transportation service, and the Company invoices the customer for all services and pays the participating carriers their portion of the revenue. Similarly, when the Company is not the invoicing carrier, it receives a copy of the bill of lading and provides price quotes to the other carrier that is acting as the invoicing agent with the customer.

In accordance with the guidance in ASC 606-10-25-19 through 22, the Company first evaluated whether each segment in an interline transportation services shipping route is a separate performance obligation that is distinct and separately identifiable. For these arrangements, the Company’s promises are (i) to transport the customer’s commodities for the segment of route it is responsible for, and (ii) when the Company is the administrator/invoicing carrier, to conduct the immaterial, administrative tasks of arranging shipments with and consolidating invoices for participating carriers for a shipping segment along each of their railroads. The segment(s) of the shipment performed by other participating carriers does not require any significant integration efforts from the Company when it serves as the administrator/invoicing carrier as each segment of the shipment is, as required by law, independent of the other and only requires the coordination of interchange schedules. The Company has no control over another participating carrier railroad’s service and does not have the ability to direct them to provide the service. Nor can the Company compel a participating carrier to provide the service once the freight is transferred to them at interchange. The connecting railroad has a contract with the customer through the existence of the bill of lading. Further, the Company cannot dictate the route that the connecting railroad uses to ultimately deliver the freight to the destination or dictate the timing of when the connecting carrier delivers the freight to the destination. Each segment of the shipment, including a segment performed by the Company and another participating carrier, is separately identifiable in the bill of lading provided by the customer, is separately performed by each party and has utility to the customer on its own once completed. Given these considerations, the Company determined that each segment of an interline transportation service shipping route represents a separate and distinct performance obligation.

The promise to arrange the service for the customer from origin through to the final destination and invoice for such is immaterial in the context of the entire transportation contract with the customer, and therefore, is not required to be assessed as a separate performance obligation. This coordination effort is considered immaterial given the documentation provided by the customer and the constraints of the rail infrastructure layout. As a result, the incremental resources used to fulfill this promise are de minimis.

Given that each segment of the route is considered a separate performance obligation, each segment can be separately evaluated to determine if the Company is acting as a principal or agent. For the segments of the route that are on railroads owned or controlled by the Company, revenue is recognized in full. When the Company is the administrator/invoicing carrier, the Company has determined that it acts as an agent for other participating carriers in the route. For segments of the route that are on other participating carriers’ railroads, the Company has only promised to arrange shipment with and consolidate billing for each participating carrier for its separate segment of the shipment. Therefore, revenue is recognized on a net basis for transportation service segments provided by participating carriers along railroads that are not owned/controlled by the Company.

The Company’s analysis for the shipments transported by other participating carriers under ASC 606-10-55-36 through 39 is as follows:

•
Service separately identifiable - As noted above, the segment of the shipment performed by the participating carrier is separately identifiable, is performed separately from other portions of the shipment and has utility to the customer on its own once completed.

•
Promise to provide the specified good or service - The Company and the other participating carriers are parties to the transportation service agreements with the customer under AAR Rules, and each railroad is separately responsible for fulfilling its respective promise to provide transportation services to the customer.

•
Customer knowledge - The customer is aware that the shipping route involves each participating carrier as evidenced on the bill of lading. In addition, the customer has visibility to necessary participating carriers during the scheduling process through the invoicing carrier’s shipping system. The entire route is also indicated on the bill of lading, which is provided by the customer prior to the commencement of a shipment.

•	Railroad operations and personnel - By law, the Company is prohibited from operating another participating carrier’s train or in directing the participating carrier’s personnel for their segment of the shipment. Additionally, the other participating carrier is responsible for the operating costs it incurs during its segment of the shipment.

•
Inventory risk considerations - Per the AAR Rules, the Company does not have inventory risk for the segment performed by another participating carrier before the specified service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

•
Segment cancellation - If the customer stops the shipment or does not allow the shipment of its commodities for the shipping segment operated by another participating carrier, the Company does not have a right to resell or use the participating carrier’s shipping segment and has no obligation to pay the participating carrier for any unused shipping segment.

•	Legal risk for customer’s goods - Each participating carrier assumes all legal responsibility when the customer’s goods are being transported on the participating carrier’s railroad.

•
Pricing considerations - Rates are provided by each participating carrier for its segment of the shipment and the invoicing carrier aggregates all prices and provides a single combined interline rate to the customer prior to finalizing the contract and scheduling the move with the customer. Therefore, each participating carrier has discretion in establishing the price for the service that takes place on its railroad, which indicates that each participating carrier controls the service for its segment of the move. In addition, when the Company is the invoicing carrier, there is no profit added by the Company to the price of each participating carrier’s segment of the route. The establishment of interline movements and the discussions between railroads for interline rate-making are recognized as necessary and appropriate by the United States Surface Transportation Board and the broader regulatory framework it administers.

Based on the above considerations, the Company has determined that (1) each segment of an interline agreement as specified in the bill of lading from the customer is considered a separate performance obligation, (2) revenue is recognized in full for any segment that is operated by the Company and (3) revenue is recognized net of amounts owed to another carrier for any segment operated by another carrier and for which the Company is the invoicing carrier.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (203) 202-8904.

/S/ TIMOTHY J. GALLAGHER
Timothy J. Gallagher
Chief Financial Officer